EXHIBIT 23.5

The Board of Directors

Linn Energy, LLC

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Linn Energy, LLC for the registration of 3,900,000 units representing limited liability company interests pertaining to the Linn Energy, LLC Long-Term Incentive Plan of our report dated October 27, 2005, with respect to the Statements of Revenues and Direct Operating Expenses – Exploration Partners, LLC and affiliated working interest owners relating to certain natural gas working interests acquired by Linn Energy, LLC for the years ended December 31, 2004 and 2003 included in the prospectus as filed by Linn Energy, LLC with the Securities and Exchange Commission (File No. 333-125501) pursuant to Rule 424(b)(4) of the Securities Act of 1933 on January 13, 2006.  It is understood that our Firm is not registered with the Securities and Exchange Commission.

/s/ Hantzmon Wiebel LLP

January 18, 2006
Charlottesville, Virginia